UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 5, 2017

(Date of earliest event reported)

MEDALIST DIVERSIFIED REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-5201540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 S. 12th Street, Suite 401

Richmond, Virginia 23219

(Full mailing address of principal executive offices)

(804) 344-4435

(Issuer’s telephone number, including area code)

ITEM 4.	CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT.

(a)	Previous Independent Accountant

On December 5, 2017, Medalist Diversified REIT, Inc. (“Medalist” or the “Company”) notified Keiter (“Keiter”), an independent registered public accounting firm, that effective December 5, 2017, the Company disengaged Keiter as the Company’s independent registered public accounting firm.

The audit report of Keiter for the fiscal period ended December 31, 2016 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to audit scope, or accounting principles.

During the most recent fiscal period ended December 31, 2016 and through December 5, 2017, the Company had no disagreements with Keiter on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Keiter to make reference to the subject matter of the disagreement in connection with its report. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Keiter with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Current Report on Form 1-U and has requested that Keiter furnish Medalist with a letter addressed to the Securities and Exchange Commission stating whether Keiter agrees with the statements made by the Company in this Current Report on Form 1-U and if not, stating the respects in which it does not agree. A copy of Keiter’s letter dated December 7, 2017, is filed as Exhibit 9 to this Current Report on Form 1-U.

(b)	New Independent Accountant

Effective as of December 6, 2017, Medalist engaged Cherry Bekaert LLP (“Cherry Bekaert”) as its new independent registered public accounting firm. The decision to engage Cherry Bekaert was made and approved by the Company’s Board of Directors. The headquarters of Cherry Bekaert is located in Richmond, Virginia and Cherry Bekaert is registered with the Public Company Accounting Oversight Board.

During the fiscal period ended December 31, 2016 and through December 6, 2017, the Company has not consulted with Cherry Bekaert regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either subject to a disagreement (as to terms in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 9.	OTHER EVENTS.

Exhibits

Exhibit No.	Description of Exhibit

9	Keiter letter addressed to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc.,
a Maryland corporation

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	December 8, 2017